TSX, NYSE – HBM 2019 No. 23
News Release

Hudbay Announces Second Quarter 2019 Results

  Delivered a solid operating quarter, which included record mine production at Lalor and record throughput at the Stall concentrator
  777 and Lalor ore mined increased by 35% and 21%, respectively, in the second quarter of 2019 compared to the same period in 2018
  Second quarter 2019 results are on track to meet all production and cost guidance for 2019
  Following the previously announced U.S. court decision suspending construction work at Rosemont, Hudbay intends to appeal the decision and is evaluating options for advancing the project
  Announced an initial National Instrument ("NI") 43-101 resource estimate for the recently discovered zinc- rich 1901 deposit near Lalor
  Progressed other key strategic initiatives, including engineering and permitting for the Lalor Gold strategy and community negotiations near Constancia
  Cash generated from operating activities increased to $107.0 million in the second quarter of 2019 from $97.0 million in the same quarter of 2018, while operating cash flow before change in non-cash working capital decreased to $81.1 million in the quarter from $131.6 million in the same quarter of 2018 as a result of lower realized prices and sales volumes
  Cash and cash equivalents increased from $485.9 million at March 31, 2019 to $489.5 million at June 30, 2019, as free cash flow from operations more than funded the $45.0 million upfront cost to acquire the Rosemont minority joint venture interest and $50.0 million of capital expenditures

Toronto, Ontario, August 8, 2019 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its second quarter 2019 financial results. All amounts are in U.S. dollars, unless otherwise noted.

“Hudbay delivered strong operating results in the second quarter, including record mine production at Lalor, record throughput at the Stall concentrator and successful semi-annual maintenance activities at the Constancia mill,” said Peter Kukielski, Interim President and Chief Executive Officer. “Based on these results, we are on track to achieve our full year 2019 production and cost guidance.”

“We were surprised and disappointed by the court’s decision on Rosemont, which we intend to appeal,” stated Mr. Kukielski. “Rosemont aside, we continue to execute our strategy. In Snow Lake, we are pleased to announce the initial resource estimate for the 1901 deposit, a mere six months from the initial discovery. In the second half of the year, we will continue advancing the WIM, Pen II and New Britannia zones to upgrade them to a reserve classification, while advancing feasibility work on the 1901 deposit. In Peru, our focus will continue to be on accessing the high-grade Pampacancha satellite deposit while advancing discussions with the communities to the northwest to explore the other satellite properties.”

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2019 No. 23

Net loss and loss per share in the second quarter of 2019 were $54.1 million and $0.21, respectively, compared to a net profit and earnings per share of $24.7 million and $0.09, respectively, in the second quarter of 2018.

Net loss and loss per share in the second quarter of 2019 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain	Per share
	(loss)	(loss)	gain (loss)
	($ millions)	($ millions)	($/share)
Non-cash deferred tax adjustments	-	(15.1)	(0.06)
Write down of UCM receivable	(26.0)	(26.0)	(0.10)
Costs associated with recent proxy contest	(3.0)	(2.2)	(0.01)

As previously disclosed, as part of the orderly acquisition of the remaining interest in the Rosemont copper project on April 25, 2019, Hudbay, immediately prior to closing the acquisition, agreed to release United Copper & Moly LLC ("UCM") from its repayment obligations under the Rosemont project loan in exchange for an increase in equity interest in Rosemont. As a result, the loan receivable balance was written down in the income statement and other capital reserves, a component of shareholder's equity, was subsequently increased.

Cash generated from operating activities increased to $107.0 million in the second quarter of 2019 from $97.0 million in the same quarter of 2018. Operating cash flow before change in non-cash working capital was $81.1 million during the second quarter of 2019, reflecting a decrease of $50.5 million compared to the second quarter of 2018. The decrease in operating cash flow is primarily the result of lower realized copper and zinc prices and lower sales volumes of copper and zinc, compared to the second quarter of 2018. Copper-equivalent production in the second quarter of 2019 decreased by 14% compared to the same period in 2018, primarily as a result of lower mine grades at Constancia, as planned, and the closure of the Reed mine.

In the second quarter of 2019, consolidated cash cost per pound of copper produced, net of by-product credits1, was $1.27, an increase compared to $0.96 in the same period last year. Cash costs per pound of copper produced, net of by–product credits, increased as a result of lower copper and zinc production and lower realized zinc prices. Incorporating sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, in the second quarter of 2019 was $2.26, which increased from $1.50 in the same period last year, driven mainly by higher cash costs and increased sustaining capital expenditures.

Net debt1 decreased by $3.8 million from March 31, 2019 to $487.7 million at June 30, 2019, as the upfront payment to acquire the Rosemont minority joint venture interest and other capital expenditures was offset by free cash flow from operations. At June 30, 2019, total liquidity, including cash and available credit facilities, was $910.7 million, down from $940.3 million as at March 31, 2019 due to additional letters of credit posted to support reclamation obligations.

_______________________________
1 Cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 9 of this news release.

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2019 No. 23

Financial Condition ($000s)	Jun. 30, 2019	Dec. 31, 2018
Cash and cash equivalents	489,527	515,497
Total long-term debt	977,196	981,030
Net debt[1]	487,669	465,533
Working capital	428,078	445,228
Total assets	4,737,938	4,685,635
Equity	2,130,719	2,178,856

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see page 9 of this news release.

Financial Performance	Three months ended		Six months ended
($000s except per share and cash cost amounts)	Jun. 30		Jun. 30
	2019	2018	2019	2018
Revenue	329,414	371,288	621,672	757,944
Cost of sales	286,271	278,827	526,718	544,712
Profit before tax (loss)	(43,931)	49,797	(62,044)	122,900
Profit (loss)	(54,145)	24,673	(67,562)	66,118
Basic and diluted (loss) earnings per share	(0.21)	0.09	(0.26)	0.25
Operating cash flow before change in non-cash
working capital	81,146	131,635	170,740	263,428

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2019 No. 23

Production and Cost Performance		Three months ended			Three months ended
		Jun. 30, 2019			Jun. 30, 2018
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	24,232	6,131	30,363	26,818	10,807	37,625
Gold	oz	3,794	24,305	28,099	5,190	27,290	32,480
Silver	oz	551,807	260,000	811,807	596,570	355,091	951,661
Zinc	tonnes	-	31,838	31,838	-	33,170	33,170
Molybdenum	Tonnes	334	-	334	141	-	141
Payable metal in concentrate sold
Copper	tonnes	25,778	7,393	33,171	25,409	10,062	35,471
Gold	oz	4,056	26,482	30,538	3,764	25,932	29,696
Silver	oz	504,259	300,042	804,301	438,532	250,952	689,484
Zinc[2]	tonnes	-	24,224	24,224	-	28,168	28,168
Molybdenum	tonnes	419	-	419	-	-	-
Cash cost[3]	$/lb	1.63	(0.15)	1.27	1.64	(0.71)	0.96
Sustaining cash cost[3]	$/lb	2.09	2.11		1.82	0.38
All-in sustaining cash cost[3]	$/lb			2.26			1.50
		Six months ended			Six months ended
		Jun. 30, 2019			Jun. 30, 2018
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	56,075	12,260	68,335	58,369	18,462	76,831
Gold	oz	9,151	44,510	53,661	10,608	52,965	63,573
Silver	oz	1,186,737	544,265	1,731,002	1,242,456	686,343	1,928,799
Zinc	tonnes	-	59,875	59,875	-	61,952	61,952
Molybdenum	tonnes	638	-	638	205	-	205
Payable metal in concentrate sold
Copper	tonnes	52,440	12,448	64,888	54,977	17,000	71,977
Gold	oz	10,274	42,893	53,167	8,671	47,082	55,753
Silver	oz	1,256,518	530,689	1,787,207	1,034,162	541,778	1,575,940
Zinc[2]	tonnes	-	47,178	47,178	-	53,620	53,620
Molybdenum	tonnes	653	-	653	137	-	137

Cash cost[3]	$/lb	1.38	0.31	1.19	1.46	(0.58)	0.97
Sustaining cash cost[3]	$/lb	1.69	2.48		1.63	0.65
All-in sustaining cash cost[3]	$/lb			2.01			1.48

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 9 of this news release.

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2019 No. 23

Peru Operations Review

During the quarter, the Constancia mine produced 24,232 tonnes of copper, 11,677 ounces of precious metals and 334 tonnes of molybdenum. Production results were lower than the same period last year mainly due to lower grades, as per the mine plan, partially offset by higher copper recoveries from recent metallurgical initiatives. Hudbay expects production of all metals and costs at Constancia to be in line with the full year guidance for 2019.

Ore mined at Constancia during the second quarter of 2019 was 6% lower compared to the same period in 2018 due to mining from areas with a higher stripping ratio than the areas mined in the second quarter of 2018, in line with the mine plan. Milled copper grades in the second quarter were approximately 16% lower than the same period in 2018 as lower grade phases continue to be mined, in line with the mine plan. Mill throughput in the second quarter of 2019 was consistent compared to the same period in 2018.

Copper recoveries in the second quarter of 2019 improved by 6% compared to the same period in 2018. The increased copper recoveries were a result of sustained metallurgical improvements initiated in 2018. While recoveries vary from quarter to quarter depending on the complexity and grade of the ore feed, the company is seeing results from ongoing recovery improvement initiatives. These initiatives include those targeting flotation operating efficiencies (improvement at the washing station in column cells and water distribution in the processing plant), and the integration of an automated, advanced process control system in the grinding and bulk flotation circuits.

During the second quarter of 2019, a six-day scheduled maintenance shutdown of the Constancia mill was performed. Combined mine, mill and general and administrative (“G&A”) unit operating costs in the second quarter of 2019 were consistent with the same period in 2018 reflecting correspondingly lower ore throughput and higher maintenance costs due to the plant shutdown. In addition, in line with the mine plan and the first quarter 2019 operations update, mined copper grades during the second quarter of 2019 were below the expected annual average. The maintenance shutdown and the variations in copper grade are consistent with the full year plan for Constancia, and Hudbay continues to expect production and cost guidance to be met for the full year 2019.

Cash cost per pound of copper produced, net of by-product credits, for the second quarter of 2019 is in line with the same period in 2018 due to lower copper production being offset by higher by-product credits. Sustaining cash cost per pound of copper produced, net of by-product credits, for the three and six months ended June 30, 2019 was $2.09 and $1.69, respectively.

The southern Peru copper mining corridor has seen heightened political activity over the past several months, including large protests related to the granting of a permit to another company’s mining project. These protests have blocked the entrance to the port of Matarani since mid-July. While the protests are unrelated to Constancia, Hudbay and other copper miners use the Matarani port to ship copper concentrates and import consumables. Mining and milling operations have continued at Constancia, but there has been a substantial concentrate inventory buildup at the Constancia site, costs for consumables such as diesel have increased, and Constancia’s molybdenum production has been affected due to the unavailability of necessary consumables.

The Peruvian government has taken recent steps to address the road blockages with some intermittent access currently available to the port of Matarani. The company is continuing to work to manage the impact of these disruptions.

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Manitoba Operations Review

The Manitoba operations reflect the first full quarter of the Lalor mine achieving 4,500 tonnes per day and the Stall mill achieving record quarterly throughput. The 777 mine and Lalor mine output increased by 35% and 21%, respectively, during the second quarter of 2019 compared to the same quarter in 2018. Total ore mined at the Manitoba operations during the second quarter of 2019 increased by 1% compared to the same period in 2018 due to these production increases being offset by the closure of the Reed mine in August 2018. As a result, the combined Manitoba operations produced 31,838 tonnes of zinc, 6,131 tonnes of copper and 28,019 ounces of gold-equivalent precious metals. Total copper, gold and silver produced were lower compared to the same period in 2018 due to the closure of Reed mine, partially offset by increased production at 777 and Lalor. Precious metals production in the second quarter of 2019 was also affected by the stope sequencing of Lalor gold zone ores and the timing of processing as this material is currently transported to the Flin Flon mill and blended to achieve optimal recoveries. Full year production of all metals is expected to be within the annual guidance ranges.

In Manitoba, overall copper and silver grades were 36% and 14% lower, respectively, in the second quarter of 2019 compared to the same period of 2018 while zinc grades were 7% higher and gold grades were consistent over the period. Lower copper grades reflect the cessation of high-grade copper production from Reed following its closure, while grade variances for zinc and silver were due to planned stope sequencing at 777 and Lalor.

Ore processed in Flin Flon in the second quarter of 2019 was 16% lower than the same period in 2018 due to the Reed mine closure, partially offset by increased production from the 777 mine. Copper, gold and silver recoveries in the second quarter of 2019 were 6%, 6%, and 16% lower, respectively, compared with the same period in 2018 due to lower head grades. Zinc recoveries were consistent quarter-over-quarter.

The Stall concentrator achieved record ore throughput which was 7% higher than the same period in 2018 due to ongoing operational and maintenance improvements. Copper recoveries were 1% higher and zinc recoveries were 3% lower in the second quarter of 2019 compared with the same period in 2018.

Manitoba combined mine, mill and G&A unit operating costs in the second quarter of 2019 were 13% higher than in the same period in 2018 due mainly to the Reed closure and higher mining costs at Lalor associated with the production ramp up. In addition, combined unit costs were negatively impacted due to the timing of batching the Lalor ore in the Flin Flon mill, as not all of the ore that was transported to Flin Flon was milled during the quarter. Manitoba combined unit costs are expected to be within guidance ranges for the full year 2019.

Cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2019 was negative $0.15 per pound of copper produced. These costs were higher compared to the same period in 2018, primarily as a result of lower copper production and zinc by-product revenue. Sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2019 was $2.11, which is higher than the prior year period due to higher cash costs and increased capital development expenditures at Lalor. Copper produced in the second quarter of 2019 was 43% lower than the same quarter in 2018 as a result of the closure of Reed mine, offset by increased production at 777 and Lalor.

Snow Lake Exploration Update

1901 Deposit Initial Resource Estimate

Since its discovery in February 2019, drilling has continued to define the extent and geometry of the 1901 deposit. This focused drill program, along with geological interpretation and resource modeling, has resulted in an initial resource estimate a mere six months from discovery. The deposit is located between the former producing Chisel North mine and Lalor mine, less than 1,000 metres from an active underground ramp at a depth ranging from 550 to 650 metres and within 15 kilometres trucking distance of the Stall concentrator (please see Figure 1, which outlines the underground location of the 1901 deposit). The property is 100% owned by Hudbay, free of any royalties or streams. The mineralization is interpreted as two zinc-rich volcanogenic massive sulphide lenses with locally high-grade gold and silver content. The mineralization occurs along the hanging wall contact of the stratigraphic horizon hosting the Chisel North deposit.

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2019 No. 23

Based on these recent drilling results, Hudbay is pleased to announce an initial mineral resource estimate for the 1901 deposit:

1901 Deposit Mineral Resource Estimate[1,2,3,4,5]	Tonnes (millions)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Grade (%)
Inferred	2.1	9.67	0.87	30.7	0.25

1 CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2 Mineral resources are reported within an economic envelope defined by a mineral stope optimization algorithm assuming a selective mining method.
3 Long-term metal prices of $1,260/oz gold, $18.00/oz silver, $3.10/lb copper and $1.10/lb zinc were used for the estimation of the mineral resources.
4 Metal recovery estimates are based on the assumption that this mineralization would be processed at Hudbay’s Stall concentrator and would present a similar performance to those experienced historically for the Chisel and Lalor zinc-rich lenses.
5 Specific gravity measurements using industry standard techniques were completed on all assayed intervals.

The methodology followed to estimate mineral resources at the 1901 deposit was identical to the approach used to recently update the mineral resource estimates for the Lalor mine (please refer to the NI 43-101 Technical Report for Lalor dated March 28, 2019 for more details) and constrains the resource within a stope optimization envelope that is expected to lead to a higher mineral resource to mineral reserve conversion factor.

There remain opportunities for extension of the mineralization discovered at the 1901 deposit (please refer to Figure 2). Exploration targets for new discrete lenses also exist in the immediate vicinity of 1901 and two drills are actively exploring in the area. The company is studying alternatives to develop the 1901 deposit to optimize the net present value of the Manitoba business unit.

High-Grade Gold and Copper-Gold Intercepts

In addition to the initial resource estimate on the 1901 deposit, drilling has also identified several high-grade gold and copper-gold zones but drilling density is not yet at a level to establish a mineral resource estimate. Highlights of the drill hole intersections occurring in the footwall of the zinc rich lenses are summarized in the table below and the drill hole locations are shown in Figure 3. Drill hole CH1916 assayed 29.8 g/t Au and 401.8 g/t Ag over 7.5 metres from 580.5 to 588.0 metres, and drill hole CH1925 assayed 3.2 g/t Au, 19.9 g/t Ag and 2.83% Cu over 9 metres from 637.5 to 646.5 metres. Several other high-grade copper and gold intersections of less than 3 metres occur throughout the footwall zone in altered felsic units. As drilling progresses to an infill stage to convert the inferred zinc-rich resource estimates to an indicated category, the company also expects to establish the continuity of the gold and copper-gold rich mineralization and report a mineral resource estimate for this portion of the mineralization. The gold and copper-gold rich mineralization is likely to constitute a suitable feed for the New Britannia gold mill after its refurbishment is completed in 2022 and could further enhance the gold production profile from the Snow Lake camp.

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Hole ID	From (m)	To (m)	Intercept[1] (m)	Depth (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
CH1916	580.5	588.0	7.5	574	29.8	401.8	0.16	0.04
CH1918	570.0	575.5	5.5	570	14.2	105.3	0.13	0.21
CH1931	617.9	625.0	7.1	565	13.4	28.3	0.04	0.75
CH1934	692.8	696.0	3.2	646	14.3	181.2	0.21	0.04
CH1925	637.5	646.5	9.0	621	3.2	19.9	2.83	0.17

Note: all grade values are uncut.
1 True widths cannot be estimated at this stage as there is insufficient knowledge on the orientation of the gold and copper-gold mineralization

Hole ID	From (m)			To (m)			Azimuth at Intercept	Dip at Intercept
	Easting	Northing	Elevation	Easting	Northing	Elevation
CH1916	427067	6078909	-270	427068	6078909	-278	087	-85
CH1918	427094	6078818	-265	427094	6078818	-271	052	-83
CH1931	427083	6078909	-259	427081	6078908	-266	247	-65
CH1934	427072	6078847	-322	427070	6078846	-326	237	-64
CH1925	427185	6078904	-307	427183	6078903	-315	229	-75

Other Snow Lake Regional Exploration

During the second quarter of 2019, Hudbay has also continued in-mine exploration activities at the Lalor mine and progressed engineering studies for its other 100%-owned deposits in the Snow Lake area, including the WIM, Pen II and New Britannia mine properties. Drilling and studies will continue throughout the year and are expected to be incorporated in the annual mineral reserve and resource estimate.

Rosemont Developments

On July 31, 2019, the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. Hudbay strongly believes that the Court has misinterpreted federal mining laws and Forest Service regulations as they apply to Rosemont. As such the company intends to appeal the Court’s decision to the U.S. Ninth Circuit Court of Appeals and is evaluating other options to advance Rosemont. Hudbay is also reassessing the optimal timeline for financing Rosemont, including the previously announced process to identify a joint venture partner for Rosemont.

Hudbay had previously initiated an early works program for Rosemont with anticipated 2019 project capital spending of $122 million. The company has suspended most of the early works activities and now expects Rosemont project spending of approximately $30 million in 2019, including costs to demobilize engineering work and complete committed procurement. These costs are in addition to $20 million of Rosemont non-project costs that are still expected to be incurred in 2019.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 8, 2019. The dividend will be paid on September 27, 2019 to shareholders of record as of September 6, 2019.

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Non-IFRS Financial Performance Measures

Net debt is shown in this news release because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Combined unit operating costs are shown because the measures are used by the company as a key performance indicator to assess the performance of its mining and milling operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 31 of Hudbay’s management’s discussion and analysis for the three and six months ended June 30, 2019 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Website Links

Hudbay:

www.hudbay.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2019/Q2/MDA192.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2019/Q2/FS192.pdf

Conference Call and Webcast

Date:	Friday, August 9, 2019

Time:	9:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-416-915-3239 or 1-800-319-4610

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2019 No. 23

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the company’s other material mineral projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay’s Vice-President Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay’s material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at the company’s mines and processing facilities, the anticipated impact of the recent blockades affecting access to the Port of Matarani, expectations regarding the company's CEO transition, the expected benefits of implementing the metallurgical recovery and optimization initiatives at Constancia processing plant and expectations regarding the schedule for acquiring the Pampacancha surface rights and mining the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, the company’s intention to appeal the recent U.S. district court decision overturning the U.S. Forest Service’s FROD for Rosemont and to evaluate other options available to advance the project, expectations regarding the financing, sanctioning and schedule for developing the Rosemont project, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, and the possibility of optimizing the value of the gold resources in Manitoba, the future potential of the 1901 deposit, including the possibility of identifying additional gold resources, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and the anticipated plans for advancing the mining properties surrounding Constancia and the Ann Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect the company’s operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

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The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the schedule for the refurbishment and commissioning of the New Britannia mill;
  the success of the Lalor gold strategy;
  Hudbay’s ability to appeal the U.S. district court’s decision setting aside the U.S. Forest Service’s FROD for Rosemont;
  the availability of other options to advance Rosemont notwithstanding the U.S. district court’s recent decision;
  the successful resolution of the recent blockades affecting access to the Port of Matarani;
  the ability to secure required land rights to develop and commence mining the Pampacancha deposit;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company’s processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of the company’s business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor mine;
  no significant unanticipated challenges with stakeholders at the company’s various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples or challenges to the validity of the company’s unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), the appointment of a permanent CEO and any changes related thereto, uncertainties related to the development and operation of the company’s projects (including risks associated with the permitting, development and financing of the Rosemont project), risks related to the U.S. district court’s recent decision to set aside the U.S. Forest Service’s FROD for Rosemont and other legal challenges related to Rosemont’s permits, risks related to the new Lalor mine plan, including the schedule and cost for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

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2019 No. 23

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com

TSX, NYSE – HBM
2019 No. 23

Figure 1: 1901 Deposit Underground Location

3D view of resource location versus Lalor and Chisel infrastructures

Figure 2: 1901 Deposit Remains Open

Mineralization remains open along strike

Figure 3: 1901 Deposit Longitudinal Section

Significant gold intersections in the footwall of the zinc mineralization (gold intersection in hole CH1934 is hidden by zinc lens on this view)